Mr B Skinner
Accounting Branch Chief
Room 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549
USA

October 24, 2006

Re: Bunzl plc
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 28, 2006
Form 6-K Filed August 29, 2006
File No. 001-14868

Dear Mr Skinner

I refer to your letter dated September 27, 2006 and my subsequent reply dated October 4. I am now pleased to set out below our detailed responses to the comments you have made. In order to assist, I have repeated your comments in full before each response.

Item 5. Operating and Financial Review and Prospects

Operating Results, page 18

1.	In the discussion of your results of operations, you appear to provide little or no quantification of the factors contributing to the changes in reported amounts. For example, in your discussion of group performance you do not appear to provide any discussion or quantification of your operating expenses or the impact of any changes in these operating expenses on your performance. Separately, in your Discussion by Business Area, you describe various factors that have impacted your results without quantifying the impact of each factor. Please explain to us how you considered Section III.D of Release No. 33-6835 and Item 5.A. of Form 20-F.

In considering the requirements within Section III.D of Release No. 33-6835 and Item 5.A. of Form 20-F the Company has structured the “Operating and Financial Review and Prospects” so as to provide the reader with sufficient information to understand the trend in the Group’s performance. As such the Company has provided details of the material events in the year which impacted the ongoing business operations.

The nature of Bunzl’s activities is that of a wholesale distributor that sources, warehouses and then sells a broad range of non-food consumable products. As set out on page 10 of our Form 20-F the Company has pursued a strategy of expanding in those areas where it can build its international competitive position through both organic growth and acquisitions. Bunzl’s organic growth has been as a result of market growth and consistent emphasis on service orientation and efficiency. This organic growth has been supplemented through strategic acquisitions.

A key factor driving the overall performance reported is the impact of acquisitions. The Group has often acquired businesses with margins which are lower than average Group margins. Post acquisition, the Group implements various programs focusing on areas such as operating efficiencies, customer service and purchasing in order to improve operating margins to the levels experienced elsewhere in the Group for similar businesses.

The Company has highlighted the principal businesses acquired in the “Discussion by Business Area” and where relevant has highlighted where these are at lower than average margins. The impact of these acquired businesses on the overall results of the Group is set out on page 21 of the Form 20-F. This highlights the individual businesses acquired and provides the required quantification of the revenue and operating profit contributed by such acquisitions for both the current and prior year. Recognizing the importance of this information, for future filings we confirm that within the discussion of operating results we shall repeat the information relating to the acquisitions and shall, in addition, include for each material business acquired details of the historical annual revenue to provide the reader with an appreciation of the size of each such business.

Another key factor which affects the reported results is the impact of foreign currency exchange rates, particularly the US dollar/sterling exchange rate. Detailed information relating to the US dollar exchange rate is set out in the “Presentation of Information” section of our Form 20-F and the overall effect of currency movements on the results is set out on page 24 with further information provided on page 46.

The operating margin by segment is set out on page F-14 within the segment analysis. In future filings we confirm that movements in the reported operating margins will be quantified from this information (£ or %) and presented in the discussion of performance on a segment by segment basis. This will aid the reader by extracting information from other parts of the Form 20-F and including this in one section covering each segment. This analysis will supplement the current disclosures thereby allowing a reader to understand more easily the underlying trend in the Group’s performance.

The current discussion of the overall Group performance does not specifically highlight the impact of changes to operating expenses although details of the main categories of the operating expenses and the changes to those expenses from the prior year are included on page F-15. However, in future filings we shall quantify the material movements for the major categories of expenses presented within note 4 to the financial statements in the discussion on Group performance and, where relevant, will explain any significant changes in trends.

Liquidity and Capital Resources, page 29

2.	You disclose that cash provided by operations is your primary source of liquidity yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350 and Item 5.B. of Form 20-F.

In preparing the discussion on “Liquidity and Capital Resources” the Company has considered the guidance in Section IV.B.1 of SEC Release 33-8350 and Item 5.B. of Form 20-F. The key driver to the Group’s overall cash flow is the conversion of operating profit to cash. This conversion rate has historically been high and supports the statement currently made that “Bunzl continues to be a highly cash generative business.” Details of the cash conversion can be obtained from the Group cash flow statement presented on page F-5. Given the nature of the Group’s activities the conversion of profits to cash will follow so long as there continues to be efficient management of the working capital. For the current and prior years the working capital has been effectively managed and there have been no significant movements that we considered warranted separate discussion. The impact of movements in working capital is also highlighted on the face of the cash flow statement presented on page F-5.

In future filings we shall refer to the figures presented in the cash flow statement for both the current and prior year within the discussion of the operating cash flows. This will provide additional information to support the statement that the Group continues to be highly cash generative. We shall also highlight other key changes presented in the cash flow statement, for example the movement in working capital.

In considering Section IV.B.1 of SEC Release 33-8350 and Item 5.B. of Form 20-F, we have provided details of interest payments, dividends, capital expenditure, acquisitions and net debt. This then leads to a discussion over the funding of the Group (including details of the Group’s borrowings), the treasury policies and controls and the various financial risks (liquidity, interest rate, credit and foreign currency) faced by the Group. We believe these disclosures are consistent with the Commission’s rules and recommendations in this area. However, to further aid the reader in future filings we shall include the comparative information for these items where relevant, quantify the change year on year and comment on any material changes which are relevant to any trends in each area.

Item 15. Controls and Procedures, page 48

3.	We note your disclosure that your disclosure controls and procedures were effective “and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions of required disclosures.” Please confirm that your disclosure controls and procedures, as defined in Rule

13a-15(e) under the Exchange Act, are effective. Confirm you will modify your disclosure, as may be necessary, in future filings.

The disclosure at Item 15 on page 48 states that the Chief Executive and Finance Director have concluded that as of December 31, 2005 the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) were effective. We consider the current wording included on page 48 satisfies the requirements to confirm the effectiveness as at the end of the financial period. However for future filings we confirm that we will change the disclosure to read as follows:

“The Chief Executive and the Finance Director, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that as of December 31, 2XXX such disclosure controls and procedures, which are designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities to allow timely decisions of required disclosures, were effective.”

Item 17. Financial Statements

Consolidated Income Statement, page F-2

4.

We note that you disclose revenue from acquisitions on your income statement for the most recent fiscal year. Please explain to us why you have not provided similar disclosure for the prior fiscal year. Your current presentation could be reasonably interpreted to suggest that the acquisitions did not materially impact your prior year. However, it appears that acquisitions did have a material impact on that year.

Historically under UK GAAP we presented the contribution to our revenue from acquisitions in the current year on the face of our profit and loss account in our primary financial statements. This was a specific requirement under UK GAAP (FRS3), which also provided that no equivalent comparative figure was required for a prior year (paragraph 38).

IFRS does not include a similar specific requirement to disclose separately the impact of current year acquisitions, but does allow for additional line items to be included in the income statement where these provide useful information for investors (IAS1 paragraph 83).

In the context of our previous reporting treatment under UK GAAP, and our strategy of achieving growth partly through acquisitions, we considered that disclosure of the contribution to revenue of acquisitions in the current year should be continued under IFRS. Since our disclosure is in respect of acquisitions in the current year (2005) there is no comparative since the Group did not own these acquired businesses in the prior year.

In our Form 20-F filing for 2006 and future years, given the voluntary nature of the disclosure, we shall remove the caption “Acquisitions” from the face of our income statement given that more extensive information is provided in relation to acquisitions on page 21 (see below) and in footnote 27 on pages F-39 to F-41.

We do however note that within our Form 20-F for 2005 the impact on revenue of acquisitions made in both the current and prior years is set out on page 21 as part of the Operating and Financial Review.

5.	We note that you have provided an analysis of operating expenses in your footnotes on page F-15 rather than on the face of your income statement. Please tell us how you considered including this analysis on the face of the income statement as it appears that such disclosures would be relevant to an understanding of your financial performance. See paragraph 89 of IAS1.

Paragraphs 86 to 95 of IAS1 set out the information to be presented either on the face of the income statement or in the notes. In particular paragraph 89 notes that entities are “encouraged” to present the operating expense analysis on the face of the income statement but this is not a mandated presentational requirement. We therefore provided this information by way of note disclosure which we consider to be a permissible treatment under IAS1.

Consolidated Cash Flow Statement, page F-5

6.	We note your classification of the demerger of the Filtrona business as an investing inflow. We also note your disclosure that for US GAAP purposes the demerger would be classified as a financing cash flow. Please explain your basis for classifying the demerger as a cash flow. In this regard, we note that the demerger was facilitated by issuing a dividend and therefore appears to be a non-cash transaction. As part of your response, explain how the amount presented as a cash flow was determined. Also, please refer to the authoritative guidance you relied upon in determining your classification under IFRS and US GAAP.

As described on page 22 of our Form 20-F, the demerger (or spin-off) of the Filtrona business was achieved by a dividend in specie to the existing shareholders of Bunzl plc satisfied by the issuance of shares in Filtrona plc, a newly established independent company. There was no cash flow associated with this dividend but rather the issue of shares in Filtrona. However, the demerger of Filtrona substantially changed the finance structure of the Bunzl Group, with Filtrona assuming £115.4 million of the net debt of the previously combined Group at the point of demerger.

The Company considered how best to present this to enable the reader of the financial statements to easily identify this movement and change in the overall Bunzl Group funding. The view adopted was that grossing up the cash flow to provide voluntary disclosure to highlight this amount would best supplement the disclosures included in Item 5 of our Form 20-F since a grossing down of the cash flow would not have highlighted the movement in net debt arising from the demerger which, as a result, would have required disclosure in the notes to the financial statements.

Having revisited the detailed requirements of IAS7 in light of your comment, and in particular paragraphs 43 and 44, the Company has now concluded that compliance with the standard should have resulted in a grossing down of the cashflow with any net impact of the demerger included within the financing activities. However we note that the treatment applied by the Company did not change the operating cash flows of the Group or the overall change in cash and cash equivalents. The Company therefore believes that the overall presentation was not materially incorrect as operating cashflow is the most important measure of the Company's cash generating capacity. Nevertheless we accept that this was not in strict compliance with IAS7.

Therefore for the 2006 filing, we shall gross down the cash flow for 2005 and include a new note summarizing the impact of the demerger. This will align with the requirements within FAS95 which require non-cash transactions to be dealt with by way of note.

Note 2. Accounting Policies, page F-11

Revenue

7.	Tell us how you considered all of the conditions in paragraph 14 of IAS18 in determining the timing and amount of revenue recognition. In this regard, we note that your current disclosure does not appear to discuss all of the conditions required to be met in order to recognize revenue. Also, please explain any differences in your revenue recognition policy under IFRS as compared to US GAAP. In this regard, describe the factors you consider when recognizing revenue under US GAAP.

We considered paragraph 14 of IAS18 that states “revenue from the sale of goods shall be recognized when all the following conditions have been satisfied:

	(a)	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;
	(b)	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
	(c)	the amount of revenue can be measured reliably;
	(d)	it is probable that the economic benefits associated with the transaction will flow to the entity; and
	(e)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.”

Bunzl is a wholesale distributor that sources, warehouses and then sells a broad range of non-food consumable products including grocery store supplies, foodservice packaging, catering equipment, cleaning and hygiene products, personal protection equipment and disposable healthcare products.

Bunzl is therefore involved in the sale and subsequent delivery of goods to customers and, as such, recognizes revenue at the time of delivery. At the point of delivery conditions (a) and (b) above are met based on the terms of trading with our customers. Revenue is measured reliably (condition (c)) by virtue of the price being the invoiced amount and not conditional on any further performance obligations on the part of Bunzl. The assessment of probability of economic inflow to the Bunzl Group (condition (d)) forms part of the process of accepting a particular customer, transacting through the regular purchase order cycle, and our assessment of recoverability of the trade receivables. In this context we would highlight that we do not have a history of experiencing significant levels of unrecoverable receivables. The final condition (e) is satisfied on or prior to delivery since the relatively simple nature of our business means that it is straightforward to identify the costs associated with the relevant sale (being the purchased costs of the products plus distribution costs) and our systems enable the monitoring of the gross margin of products delivered by matching the appropriate costs of supply and delivery.

In addition to the provision of goods, a very small percentage of our revenue is derived from the provision of design or technical maintenance services. Together these represent less than 3% of the Bunzl Group revenues. We believe that these revenue streams are not considered significant to require separate disclosure in accordance with IAS18 but revenue is only recognized once the four criteria specified by paragraph 20 of IAS18 have been satisfied.

In considering revenue recognition under US GAAP, consideration is given to SAB104 which contains similar recognition criteria including that:

(a)	persuasive evidence of an arrangement exists;
(b)	delivery has occurred or services have been rendered;
(c)	the price to the buyer is fixed or determinable; and
(d)	collectability of the amount due is reasonably assured.

As a result we concluded that the application of IAS18 did not result in a difference from the amounts determined in accordance with the principles of SAB104.

Note 3. Segment Analysis, page F-14

8.	We note that you have identified your continuing operations as your secondary segment. Please explain to us how you concluded that a more detailed presentation was not necessary considering that the disclosures on page 14 appear to indicate that you have several business segments. Please tell us how you considered the factors in paragraph 9 of IAS14 when determining that you have a single business segment. Also, please explain to us how you considered disclosing a matrix presentation as it appears that you may be affected by differences in geographical areas and differences in products and services. See paragraph 29 of IAS14.

The disclosures made on page 14 provide a reader with an indication of the products that the Group supplies and are given to satisfy the disclosure required by Item 4 B (1) of Form 20-F.

Our internal financial reporting is focused on the four geographical sectors being North America, UK & Ireland, Continental Europe and Australasia. Information by product category is not analyzed and is not used by key management to evaluate the business performance or for making decisions about future allocation of resources. Such assessments and evaluations are conducted based on the performance of the geographical business activities.

Paragraph 9 of IAS14 provides factors for consideration in determining whether or not individual groups of goods or services are different from those of other business segments as follows:

(a)	the nature of the products or services;
(b)	the nature of the production processes;
(c)	the type or class of customer for the products or services;
(d)	the methods used to distribute the products or provide the services; and
(e)	if applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

In considering the above we determined that, while we distribute many products, these are all purchased and not manufactured. Our customers span a broad range of industries but the nature of these industries within individual geographic regions does not convey additional risks or rewards for us, nor is our business in respect of different product categories conducted on significantly different commercial terms. The method of sale and distribution of our products is consistent regardless of product type, customer identity and industry. Finally, there are no significant differences in regulation relating to the products supplied. Accordingly we concluded that there were no secondary business segments that required separate disclosure. The external segment reporting therefore follows the “management approach” as discussed in IAS14.

Within the internal reporting structure of the Company, the operating results are reported to the CEO and Board for evaluation purposes based on geography since the dominant source and nature of the Company’s risks and returns are affected predominantly by the fact that the Company operates in different countries. This is consistent with paragraphs 26 and 27 of IAS14. No detailed lower level information by product group is prepared.

On the basis of our conclusion that there is no segmentation of our business at a secondary level, we determined that the matrix requirements contained within paragraph 29 of IAS14 are not relevant in our circumstances.

Note 6. Income Tax, page F-16

9.	We note your disclosure of your effective tax rate excluding the effects of intangible amortization and the related deferred tax. This appears to be a non- GAAP measure. Please tell us how you considered the requirements of Item 10(e)(1) of Regulation S-K.

In preparing our Form 20-F, which is based on our financial statements prepared to comply with our obligations under the Listing Rules of the UK’s Financial Services Authority (the “UK Annual Report”), we undertook an exercise to remove any non- GAAP measures to conform with the requirements of Item 10(e)(1) of Regulation S- K. The disclosure of the tax rate excluding the impact of intangible amortization was voluntary disclosure included in the IFRS financial statements included in the UK Annual Report to explain a non-cash item which is not used by management to measure the business performance. We acknowledge that this may be deemed to be a non-GAAP measure and confirm that in future filings with the SEC such disclosure will be removed. We note that for the periods in respect of which this measure is disclosed, the variance from the equivalent GAAP measure which is set out on Page F-16 is only 0.1 percentage points. The information has been provided in conjunction with the relevant GAAP measure and the differences between the two measures are clearly identified.

Note 10. Intangible Assets, page F-21

10.	We note that you amortize customer lists acquired in business combinations over a 15 to 18 year useful life. Please explain to us how you determined the useful lives of the customer lists. As part of your response, describe the objective evidence you relied on in determining these useful lives.

Having acquired a company or business, a process is adopted to allocate the purchase price in accordance with IFRS3. The companies and businesses acquired are not asset intensive and most of the premium paid over the tangible fixed assets relates to the acquisition of the customer relationships.

Within the financial statements we have described this intangible asset as “customer lists and relationships” (accounting policies note on page F-10 and note 27 (acquisitions note) on page F-40) although within note 10 (intangible assets note) on page F-21 we have used the abbreviated term “customer lists”.

In determining the economic useful lives we have followed the guidance within IAS38 to consider the life over which we expect to gain economic benefit from the customer relationships.

To determine the economic useful life for amortization purposes a model is used which analyses historic sales data for the businesses acquired. The model calculates an attrition rate based on the sales associated with customers lost over an historic period up to the date of acquisition. The attrition rate is then used to estimate the useful life for the customer base acquired. The useful life is then compared to that of similar businesses within Bunzl to assess whether the pattern of customer attrition is significantly different. This serves as a validation process over the estimate to be applied based on our market experience. To date the estimated useful lives have ranged from 15 to 18 years which is consistent with our experience across the Bunzl Group. As this is the period over which economic benefit is expected to be derived, this is used as the amortization period for the intangible asset identified.

The factors set out in paragraph 90 of IAS38 form part of our consideration of estimated lives. The markets we serve are stable and maintaining the customer relationships does not require a high level of expenditure. Having regard for the market dynamics, and in particular the fact that customers within the markets we serve tend to be long standing, we believe it is appropriate to use a look back method analyzing historic data and trends in order to estimate the economic useful lives for the customer relationships.

While we use the terms “customer lists” and “customer lists and relationships”, the economic benefit and useful lives are linked to the relationship. Therefore we confirm we shall amend the description used for future financial reporting to refer only to “customer relationships”.

Note 15. Provisions, page F-27

11.	We note your disclosure regarding provisions for vacant properties where amounts are held against onerous lease commitments. Describe for us the facts and circumstances surrounding these provisions and the underlying onerous lease commitments. Tell us the status of the leases and related properties as of the balance sheet date. Explain, in reasonable detail, how your evaluation of and accounting for these leases under IFRS and IAS37 compares to US GAAP and SFAS146.

The provision in relation to vacant properties in our financial statements relates to 15 properties that are leased but which have been vacated and are no longer in use by the business. Such properties are either vacant or have been fully or partially sub-let in circumstances where the rent and related costs paid by Bunzl are greater than the income received from any sub-tenants to whom the properties may have been sub-let. As there would be significant costs associated with terminating these leases prior to their expiry, Bunzl chooses to hold these properties until the first opportunity to terminate the relevant lease in accordance with its terms or the expiry of the relevant lease (whichever occurs first) and, in the meantime, seeks to sub-let the properties to maximize income to cover costs. Provision is therefore made for future rent and related costs, net of any estimated income receivable, until the earliest termination date of the relevant lease.

In considering the application of IFRS, we noted that paragraph 5(c) of IAS37 specifically brings accounting for onerous operating leases within the scope of IAS37. We then considered whether the recognition criteria in paragraph 14 of that standard had been satisfied. These criteria are that:

(a) there is a present obligation (legal or constructive) as a result of a past event;
(b) it is probable that an outflow of economic resources embodying economic benefits will be required to settle the obligation; and
(c) a reliable estimate can be made of the amount of the obligation.

In the case of our vacant properties, the prior signing of the relevant lease creates both the present obligation for us as well as the certainty of a future economic outflow. The gross outflow is readily determined by reference to the terms of the lease although this is adjusted by estimates of (i) the duration for which properties are sub- let and (ii) the quantum of rental income which will be obtained on sub-letting. As with other aspects of financial statement preparation, we make estimates in respect of these and do not consider that these are unreliable. In this context we note that paragraph 26 of IAS37 clarifies that it will only be in extremely rare circumstances that no reliable estimate can be made.

Example 8 of Appendix C to IAS37 provides an example of an onerous contract in the form of an operating lease for a vacant property. This reflects the situation the Company faces in term of the leases where provision has been made for the onerous element of the lease contracts.

Paragraphs 66 to 69 of IAS37 discuss onerous contracts and defines them as “a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract…” It follows therefore that the future sub-rentals available to the company should be taken into account in determining the net cost of the onerous lease.

FAS146 includes similar guidance within paragraphs 14 to 16 which discuss contract termination costs. In particular paragraph 16 states:

“A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services. If the contract is an operating lease, the fair value of the liability at the cease-date shall be determined based on the remaining lease rentals, reduced by estimated sub-lease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease.”

Accordingly we concluded that, after having regard to the above, for the Company the application of IAS37 and FAS146 to the Group’s accounting does not result in a difference.

12.	Your discussion of provisions for legal, environmental and other claims indicates that you hold provisions for amounts that you expect to incur within the next one to five years. Explain how this threshold for recognition compares the criteria in SFAS5, par. 8. To the extent that there is a difference in the criteria you have applied under IFRS and US GAAP, explain where this difference is reflected in your reconciliation to US GAAP.

Paragraph 85 of IAS37 requires disclosure of the expected timing of any resulting outflows of economic benefits and accordingly we have provided an indication being within a range of the next one to five years.

We have set out the recognition criteria under IFRS in our response to comment 11 above.

Paragraph 8 of SFAS5 provides that a loss contingency is recognized if (i) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements and (ii) that the amount of loss can be reasonably estimated.

It is our interpretation that (i) above is similar to paragraphs 14(a) and 14 (b) of IAS37 and (ii) is similar to paragraph 14(c) as set out in the reply to comment 11 above. Accordingly in our circumstances the application of the criteria of paragraph 8 of SFAS5 did not result in a difference from the amounts determined in accordance with paragraph 85 of IAS37.

For future filings we shall amend the wording to provide greater clarity to read as follows:

“The Group holds provisions for expected legal, environmental and other claims based on management’s best estimate of probable loss incurred at the balance sheet date. It expects that these amounts, which are based on detailed plans or other known factors and take account of past experience for similar items, will be settled within the next one to five years.”

Note 16. Deferred Tax, page F-27

13.	We note the disclosure indicating that, for purposes of IFRS, deferred taxes for future remittances of accumulated reserves of overseas subsidiaries are only recorded to the extent that the distributions are accrued as receivables. Please explain to us how this standard compares to APB23, par. 12 under US GAAP. To the extent that there is a difference between IFRS and US GAAP with respect to this area, explain where this difference is reflected in your reconciliation to US GAAP.

In determining whether deferred taxes should be accounted for on the future remittances of accumulated reserves of overseas subsidiaries, we considered the plans in place by the parent company (Bunzl plc) which has control over whether or not such remittances are made. Paragraph 39 of IAS12 requires that a deferred tax liability is recognized for all taxable temporary differences associated with investments in overseas subsidiaries unless (a) the parent is able to control the timing of the reversal of such temporary differences and (b) it is probable that the temporary differences will not reverse in the foreseeable future.

Bunzl plc ultimately controls the dividend policy for the distribution of the profits of its overseas subsidiaries. For certain subsidiaries it has plans for dividends to be remitted on a tax free basis and accordingly no provision is required. For others it has determined that such profits will not be distributed in the foreseeable future. As a result the current disclosures were made within the IFRS financial statements.

We considered the above requirements of IAS12 as well as the requirements under APB23, paragraph 12 which additionally provides that the parent company should have evidence of specific plans that support the assumption that such remittances will not be made to the parent in the foreseeable future. We have detailed plans which support the view that either no tax will arise where remittances are proposed as the earnings will be remitted tax free or, where no remittances are planned, the earnings from the relevant subsidiaries will be reinvested in the business.

We therefore concluded that, after having regard to the above, for the Company there is no difference between the requirements of IFRS and US GAAP.

For future filings we shall amend the wording to provide greater clarity to read as follows:

“No deferred tax has been recognized on the unremitted earnings of overseas subsidiary undertakings as the parent company ultimately controls the dividend policy of its subsidiaries and, as such, is able to control the timing of the reversal of any associated temporary differences. The Company has determined that either the overseas profits will not be distributed in the foreseeable future or, where there are plans to remit overseas earnings of subsidiaries, it is not expected that such distributions will give rise to a tax liability.”

Note 27. Acquisitions, page F-39

14.	We note that you made two acquisitions subsequent to December 31, 2005. Please tell us how you considered the disclosures required by paragraph 71 of IFRS3. In this regard, we note that it appears that you have not provided the disclosures required by paragraph 67 for acquisitions made subsequent to the balance sheet date but before the financial statements were authorized for issue. Separately, we also note that the disclosures in paragraph 67 appear to be required for acquisitions made in 2004.

We did make two acquisitions subsequent to December 31, 2005 but before the financial statements were authorized for issue. However neither of these acquisitions was material in the context of the Group’s activities (the aggregate revenue of the acquired businesses in the year prior to acquisition was £17.5 million). We considered the materiality of the individual acquisitions and concluded that the detailed disclosure requirements within IFRS3 were not required. While IFRS3 does not specifically address materiality, the concept is discussed in IAS1, paragraph 31 of which states that “applying the concept of materiality means that a specific disclosure requirement in a Standard or an Interpretation need not be satisfied if the information is not material.”

The disclosure requirements under IFRS3 are designed to provide the reader of the financial statements with information to allow an assessment of the relevant acquisition on the Group’s activities. As noted above the acquisitions made in the period after the year end but before the financial statements were authorized for issue were not material to the Group. Accordingly we considered materiality as discussed in IAS1 and the objective of IFRS3 and concluded that as these acquisitions did not materially impact the Group’s activities no detailed disclosures were required other than identifying the entities acquired.

With regard to the presentation of information required by paragraph 67 of IFRS3 in so far as it relates to the comparative year, we assessed the requirements taking note of the wording contained in IFRS3 that refers to acquisitions “effected during the period”.

The disclosure principles concerning acquisitions and the inclusion of fair value tables are consistent between IFRS and UK GAAP. We concluded that as the information on the 2004 acquisitions was already disclosed and publicly available, no additional information was required concerning these acquisitions. The focus was therefore on the 2005 acquisitions which we deemed relevant as those being “effected during the period”.

We have revisited paragraph 67 in light of your comments and, to avoid any doubt over what period should be covered, will in future filings repeat the information for the comparative year acquisitions together with the current year disclosures.

Note 30. Reconciliation of UK GAAP Profit to IFRS Profit For the Year Ended December 31, 2004, page F-41

15.	We note that you previously presented your statement of cash flows in accordance with UK GAAP. Please tell us how you considered paragraph 40 of IFRS1. In this regard, we note that you do not appear to have disclosed the material adjustments necessary to reconcile your cash flows statement for the period ending December 31, 2004 from UK GAAP to IFRS.

In considering the impact of IFRS on the Group’s cash flows, consideration was given to the main changes introduced by IFRS. The main impact was the different scope of the two relevant standards. Under UK GAAP (FRS1) the definition of cash excluded short term deposits. IFRS (IAS7) introduces the concept of “cash and cash equivalents” which includes the short term deposits.

To highlight this change in definition, a new accounting policy note was included in the IFRS financial statements and this is set out in accounting policy (j) on page F-10. This clarified for the reader the change in definition of cash and cash equivalents which now forms the basis of the year to year reconciliation within the cash flow statement.

Note 26 to the financial statements on page F-39 sets out the cash and cash equivalents and the net debt. There was no change to our net debt position as a result of the IFRS transition but note 26 highlights the change in the short term deposits of £20.5 million which feature in the cash and cash equivalents figure restated for 2004. From the 2004 financial statements, again note 26, these short term deposits feature as a separate line item to arrive at net debt.

On the basis that the new definition was included as a new accounting policy and that the short term deposits figure from 2004 of £20.5 million was visible in the 2004 financial statements and in note 26 of the IFRS 2005 financial statements, the Company considered that no additional disclosure was required.

Note 31. Summary of Significant Differences Between IFRS and US GAAP, page F-45

16.	We note your income statement presentation under IFRS as well as your disclosure of expenses by nature on page F-15. Rule 5-03 of Regulation S-X requires disclosure of certain revenue and expense items which may differ from, or be in addition to, those required under IFRS. Please tell us how you considered providing the income statement disclosures required by Rule 5-03 of Regulation S-X.

We have presented the financial statements in accordance with IFRS and, as set out in the response to comment 5 above, IAS1 (paragraph 88) permits presentation of the analysis of expenses in a note to the financial statements.

Note 4 to our financial statements includes an analysis of expenses by nature, specifically changes in inventory, purchases, employee costs, depreciation, amortization and other operating costs. We note that Staff Accounting Bulletin Topic 1D states that “the distinction between Item 17 and 18 is premised on a classification of the requirements of US GAAP and Regulation S-X into those that specify the methods of measuring the amounts shown on the face of the financial statements and those prescribing disclosures that explain, modify or supplement the accounting measurements. Disclosures required by US GAAP but not required under the foreign GAAP on which the financial statements are prepared need not be furnished pursuant to Item 17.” As we have elected to follow Item 17, we believe the disclosure requirements of Rule 5-03 of Regulation S-X do not apply.

(d) Derivative Instruments, page F-46

17.	We note that you have foreign currency forward contracts which under IFRS you account for as hedges of your net investment in foreign subsidiaries. You disclose that you do not apply hedge accounting for these contracts under US GAAP. Please explain to us why you do not apply hedge accounting under US GAAP. As part of your response, please refer to the authoritative guidance you relied upon in determining your accounting under US GAAP.

Under IFRS, certain of the Company’s foreign currency forward contracts are used to hedge certain net investments in foreign subsidiaries. These contracts have been designated as net investment hedges for the purposes of IFRS and they qualify for hedge accounting treatment as the criteria set out in IAS39 (paragraphs 85 – 88) and IAS21 are met. These contracts are generally of short term maturity and therefore there are frequent designations of hedging relationships under IAS39. In order to apply the same designations under US GAAP, the Company would require additional information on the amounts of hedged net investments calculated in accordance with US GAAP. The current processes within the Group are not structured to gather such information on an interim basis. As in prior years, the Company therefore elected not to designate such forward contracts as hedging instruments for the purposes of US GAAP.

For this reason net investment hedging is applied under IFRS but not for US GAAP reporting purposes.

Consolidated Cash Flow Statement, page F-49

18.	We note your presentation of cash flows in accordance with US GAAP. Explain how you considered providing a quantified description of material differences between IFRS and US GAAP. See Item 17 (c)(2)(iii) of Form 20-F.

Item 17 (c)(2)(iii) of Form 20-F requires companies to “provide either a statement of cash flows prepared in accordance with generally accepted accounting principles in the United States or in accordance with International Accounting Standard No. 7, as amended in October 1992; or furnish in a note to the financial statements a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.”

We believe that this requirement has therefore been met by the presentation of a cash flow statement in accordance with IAS7 on pages F-5 and F-6. Having done so, we understood that there was no requirement to provide a quantified description of the material differences between cash or fund flows reported under IFRS and US GAAP. However we did include on a voluntary basis a summary consolidated cash flow statement in accordance with US GAAP on page F-49 and disclosed the differences in classification between operating, investing and financing activities between IFRS and US GAAP in Note 31(f) on page F-47.

Other

19.	Please tell us how you considered Item 5-04.a.2 of Regulation S-X. In this regard we note that you do not appear to have provided information contemplated by Schedule II – Valuation and Qualifying Accounts.

The information contemplated by Schedule II of Item 5-04.a.2 of Regulation S-X is set out as part of note 31 at the bottom of page F-49 under the heading “Supplementary information with respect to valuation and qualifying accounts.” We confirm that the information provided is based on the financial statements prepared under IFRS and in future filings we shall include this information in a separate note to the financial statements rather than include it as part of the note summarizing the significant differences between IFRS and US GAAP.

Form 6-K Filed August 29, 2006

20.	We note your disclosure of non-GAAP measures excluding the amortization of intangible assets. Please tell us how you considered including disclosure that explains why the non-GAAP measures provide useful information to investors.

In accordance with General Instruction B to Form 6-K, we use Form 6-K to furnish (rather than file) information with the Commission which we release in the UK under our home country reporting requirements. The Form 6-K furnished on August 29, 2006 attached a copy of our release issued in the UK on that date in relation to our interim results for the six months ended June 30, 2006. Regulation G relating to disclosure of non-GAAP financial measures specifically states that it is not applicable to disclosures of this type made outside the United States by a foreign private issuer (see Rule 244.100(c)) and that such remains the case notwithstanding a submission of that same information to the Commission made under cover of a Form 6-K (see Note 2(iv) to Rule 244.100).

Currently in the UK the use and disclosure of non-GAAP measures is not prohibited and it is common practice for listed companies in the UK to include such non-GAAP information in the announcements of their financial results.

The only non-GAAP measure used by the Company is to exclude the effect of intangible amortization and related deferred tax. Where this relates to earnings per share, in accordance with paragraph 73 of IAS33 the adjusted earnings per share is disclosed with equal prominence to the basic earnings per share. In addition the Company provides a reconciliation between the two measures and highlights that the “adjustment removes a non-cash charge which is not used by management to assess the underlying performance of the businesses.”

Based upon the information and explanations provided above, the Company believes that the comments and proposed responses, while helpful, would not materially improve a potential investor’s understanding of our business or financial statements. Consequently, I would respectfully ask that the Company not be required to amend and refile our Form 20-F for 2005 and that it will be acceptable to address the relevant issues highlighted above by modifying our disclosures as set out above in future filings.

As requested, the Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I look forward to hearing from you after you have had an opportunity to review our responses to your comments. In the meantime please let me know if you require any further information.

Sincerely

/s/ Brian May

Brian May
Finance Director